UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Family Life Insurance Company

File No. 333-45592

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Farmers New World Life Insurance Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from an exhibit to a registration statement on Form N-4 (Post-Effective Amendment No. 17) filed on October 25, 2013.

Based on representations by American Family Life Insurance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.(7)	through October 25, 2023
Exhibit 99.(8)(E)	through October 25, 2023

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

/s/ William J. Kotapish
Assistant Director